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UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Craft Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
16133 Ventura Blvd., Suite 1080
(No. and Street)

Encino	CA	91436
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Conway 818-272-8890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
AJSH & Co LLP
(Name – *if individual, state last, first, middle name*)

C-7/227, Sector-7	Rohini, New Delhi-110085	India	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Daniel Conway__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __First Craft Securities, LLC__ , as of __December 31__ , 20 __19__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None.__



Signature

__Managing Partner__

Title

__See attachment.__

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1   _Signature of Document Signer No. 2 (if any)_

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _Los Angeles_



MARIA VALLE
Notary Public - California
Los Angeles County
Commission # 2173941
My Comm. Expires Dec 27, 2020

Place Notary Seal and/or Stamp Above

Subscribed and sworn to (or affirmed) before me

on this _4th_ day of _February_, 20 _20_,
by   _Date_   _Month_   _Year_

(1) ___Daniel Conway___

(and (2) _____),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____
Signature of Notary Public

———— OPTIONAL ————

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _Oath or Affirmation_

Document Date: _December 31, 2019_   Number of Pages: _1_

Signer(s) Other Than Named Above: _N/A_

First Craft Securities, LLC

Annual Audit Report

December 31, 2019

First Craft Securities, LLC
December 31, 2019

Table of Contents

AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co." converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of the Independent Registered Public Accounting Firm

To the Members of
First Craft Securities, LLC

Opinion on the Financial statements

We have audited the accompanying statement of financial condition of First Craft Securities, LLC (the "Company") as of December 31, 2019, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



AJSH & Co LLP

We have served as the Company's Auditor since 2018.

New Delhi, India
February 03, 2020

First Craft Securities, LLC

Statement of Financial Condition
December 31, 2019

Assets		
Cash and cash equivalents	$	1,183,480
Prepaid expense	$	1,286
Total Assets	$	1,184,766

Liabilities and Member's Equity		
Liabilities		
Accounts Payable	$	6,611
Accrued Payroll Expenses	$	319
Total Liabilities	$	6,930
Member's Equity	$	1,177,836
Total Liabilities and Member's Equity	$	1,184,766

The accompanying notes are an integral part of these financial statements.

First Craft Securities, LLC

Statement of Operations
For the Year Ended December 31, 2019

Revenue		
Investment banking fees	$	1,307,107
Total Revenue	$	1,307,107
Expenses		
Commission expense	$	249,829
Payroll expenses	$	95,186
Accounting fees	$	5,500
Taxes and licenses	$	6,550
Regulatory fees	$	4,715
Other operating expenses	$	1,976
Total Expenses	$	363,756
Net Income	$	943,351

The accompanying notes are an integral part of these financial statements.

First Craft Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

December 31, 2018	$	564,398
Net income	$	943,351
Withdrawals	$	(329,913)
December 31, 2019	$	1,177,836

The accompanying notes are an integral part of these financial statements.

First Craft Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash Flows from Operating Activities		
Net income	$	943,351
Adjustments to reconcile net income to net cash used in activities:		
(Increase) decrease in:		
Prepaid expense	$	346
Increase (decrease) in:		
Accounts payable	$	745
Accrued Payroll Expenses	$	319
Net Cash from Operating Activities	$	944,761
Cash Flows from Financing Activities		
Withdrawals	$	(329,913)
Net Cash from Financing Activities	$	(329,913)
Net Increase in Cash and Cash Equivalents	$	614,848
Cash and cash equivalents at beginning of year	$	568,632
Cash and Cash Equivalents at End of Year	$	1,183,480

The accompanying notes are an integral part of these financial statements.

First Craft Securities, LLC
Notes to the Financial Statements December 31, 2019

1. Organization

First Craft Securities, LLC (the "Company") was organized as a Delaware limited liability company on May 13, 2011, and was registered with the Securities and Exchange Commission as a securities broker dealer on February 21, 2013. The Company is owned by its sole member, Craft Partners, LLC (the "Member") and operates in Encino, California. The Company provides financial advisory and related services.

2. Significant Accounting Policies

Basis of presentation

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America. ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Revenue

The revenue recognition guidance of ASC Topic 606, Revenue from Contracts with Customers, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an

entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

Investment banking fees are earned from providing financial advisory services to clients. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and collection is reasonably determinable.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to annual California and Delaware LLC taxes.

3. Recently Issued Accounting Pronouncements

There were no new accounting pronouncements during the year ended December 31, 2019 that we believe would have a material impact on our financial position or results of operations.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital Rule 15c3-1 of Securities and Exchange Act, which requires the Company to maintain, at all times, a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2019, the Company's net capital was $1,176,550 which exceeded the requirement by $1,171,550. Aggregate indebtedness at December 31, 2019 totaled $6,930. The Company's percentage of aggregate indebtedness to net capital was 0.6%.

5. Risk Concentration

For the year ended December 31, 2019, approximately 72% of the Company revenue was earned from two clients. The Company's cash consists of cash held at one financial institution where the balance of the account may exceed government insurance limits during the year.

6. Related Party Transactions

Pursuant to a management expense sharing agreement, effective January 1, 2019, between the Member and the Company, Member pays overhead expenses of the Company including rent, office equipment and supplies, insurance, salaries and expenses of the directors, subscriptions and other administrative and overhead expenses. The Company is not obligated to reimburse Member. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

7. Subsequent Events

There were no subsequent events through February 03, 2020, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

First Craft Securities, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1
As of December 31, 2019

Net Capital

Total member's equity	$	1,177,836
Less: Non-allowable assets:		
Prepaid expense		1,286
Net Capital	$	1,176,550
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $6,930 or $5,000, whichever is greater		5,000
Excess Net Capital	$	1,171,550

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2019)

There were no material differences noted in the Company's net capital computation at December 31, 2019.

First Craft Securities, LLC
Schedule II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2019

An exemption from Rule 15c3-3 is claimed, based on section (k)(2)(i). All transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2019

An exemption from Rule 15c3-3 is claimed, based on section (k)(2)(i). The Company did not maintain possession or control of any customer funds or securities.



AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co." converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Members of
First Craft Securities, LLC

We have reviewed management's statements, included in the accompanying First Craft Securities, LLC's Exemption Report, in which (1) First Craft Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

AJSH & Co LLP

New Delhi, India
February 03, 2020

MEMBER TIAG
A Worldwide Alliance of Independent Accounting Firms.

FIRST CRAFT SECURITIES, LLC
16133 Ventura Blvd., Suite 1080
Encino, CA 91436
818-272-8890 (phone)
818-272-8891 (fax)
www.craftpartnersllc.com

 FIRST CRAFT SECURITIES, LLC

SEA 15c3-3 Exemption Report

I, Daniel S. Conway, managing partner of First Craft Securities, LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption from 17 C.F.R. §240.15c3-3;
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2018 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3(k).

I affirm that, to the best of my knowledge and belief, the Exemption Report is true and correct. The Company does not handle cash or securities on behalf of customers.

Respectfully submitted,



Daniel S. Conway

February 03, 2020



AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co." converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payment

To the Members of
First Craft Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2019, which were agreed to by First Craft Securities, LLC (the "Company"), and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2019. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards established by the Public Company Accounting Oversight Board (Unites States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement record entries, noting no material differences;
2. Compared the amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2019, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no material differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no material differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ajsh & Co.

AJSH & Co LLP
New Delhi, India
February 03, 2020

MEMBER TIAG
A Worldwide Alliance of Independent Accounting Firms
CA

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/19

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

First Craft Securities, LLC
16133 Ventura Blvd., Suite 1080
Encino, CA 91436

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 1,961

B. Less payment made with SIPC-6 filed (exclude interest) (1,160)

7/15/19
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 801

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 801

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 801

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Craft Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Managing Partner
(Title)

Dated the 8 day of January, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/19
and ending 12/31/19

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,307,107
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1,307,107
2e. General Assessment @ .0015	$ 1,961
	(to page 1, line 2.A.)